U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

05047979

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 3/21/05
Current Report on Form 8-K 2005-RZ1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
MAR 22 2005
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of March 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Mark White
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

New Issue Computational Materials

$203,770,000 (Approximate)

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RZ1

Residential Asset Mortgage Products, Inc.
Depositor

RAMP Series 2005-RZ1 Trust
Issuer

Residential Funding Corporation
Master Servicer

March 17, 2005

Expected Timing:	Pricing Date:	On or about March [17], 2005
	Settlement Date:	On or about March 29, 2005
	First Payment Date:	April 25, 2005
Structure:	Fixed Rate Loans:	$[131,917,500] Million
	Adjustable Rate Loans:	$[73,082,500] Million
	Rating Agencies:	Moody's and Standard & Poor's

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RAMP Series 2005-RZ1 Trust Structural Summary

March 17, 2005
$203,770,000 (Approximate - Subject to Revision)
Characteristics of the Certificates [1][2]

Class	Amount ($)	Ratings (Moody's / S&P)	Bond Type	WAL (yrs.) to Call/Mat	Principal Lockout / Window (mos.) to Call/Mat	Exp. Maturity to Call	Final Scheduled Maturity
A-1	$81,700,000	Aaa/AAA	Sr Fltr [3][4]	1.00/1.00	1-22/1-22	January 2007	January 2025
A-2	$61,800,000	Aaa/AAA	Sr Fltr [3][4]	3.00/3.00	22-62/22-62	May 2010	August 2032
A-3	$26,136,000	Aaa/AAA	Sr Fltr [3][4]	6.56/7.96	62-85/62-190	April 2012	January 2035
M-1	$6,150,000	Aaa/AA+	Mezz Fltr [3][4]	4.88/5.38	40-85/40-153	April 2012	December 2034
M-2	$4,100,000	Aa1/AA	Mezz Fltr [3][4]	4.86/5.34	39-85/39-147	April 2012	November2034
M-3	$4,100,000	Aa2/AA-	Mezz Fltr [3][4]	4.84/5.30	39-85/39-141	April 2012	November2034
M-4	$4,100,000	Aa3/A+	Mezz Fltr [3][4]	4.83/5.26	38-85/38-135	April 2012	October 2034
M-5	$3,075,000	A1/A	Mezz Fltr [3][4]	4.82/5.22	38-85/38-127	April 2012	September 2034
M-6	$2,050,000	A2/A-	Mezz Fltr [3][4]	4.82/5.18	38-85/38-120	April 2012	August 2034
M-7	$2,050,000	A3/BBB+	Mezz Fltr [3][4]	4.81/5.13	37-85/37-115	April 2012	August 2034
M-8	$2,563,000	Baa2/BBB	Mezz Fltr [3][4]	4.80/5.04	37-85/37-108	April 2012	June 2034
M-9	$2,050,000	Ba1/BBB-	Mezz Fltr [3][4]	4.80/4.90	37-85/37-97	April 2012	April 2034
B-1	$2,050,000	NR/BB+	Sub Fltr [3][4][5]	4.64/4.64	37-85/37-85	April 2012	November2033
B-2	$1,128,000	NR/BB	Sub Fltr [3][4][5]	4.17/4.17	37-67/37-67	October 2010	January 2033
B-3	$718,000	NR/BB-	Sub Fltr [3][4][5]	3.47/3.47	37-51/37-51	June 2009	August 2031
Total	**$203,770,000**						

Notes:

(1) The Class Size is subject to a permitted variance in the aggregate of plus or minus 5%.

(2) The Offered Certificates will be priced to the Clean-up Call Date at the Prepayment Pricing Assumptions:
Fixed Rate Loans: 100% PPC (4.0% CPR in month 1, building by approximately 1.909% each month to 25% CPR in month 12, and remaining constant at 25% CPR thereafter);
Adjustable Rate Loans: 100% PPC (4.0% CPR in month 1, building by approximately 2.364% each month to 30% CPR by month 12, and remaining constant at 30% CPR thereafter).

(3) If the 10% Clean-Up Call is not exercised, the margins for the Class A Certificates will double and the margins for the Class M and Class B Certificates will increase by a 1.5x multiple on the second Distribution Date following the first possible Clean-Up Call Date. Each class is subject to the Net WAC Cap.

(4) The least of (a) One-Month LIBOR plus the related margin per annum; (b) the Net WAC Rate; and (c) 11%. The holders of the Class A, Class M and Class B Certificates may also be entitled to certain payments under the Yield Maintenance Agreement (as described herein).

(5) The Class B Certificates will not be offered hereby.

HIGHLIGHTS OF THE PROGRAM

- The Home Solution Program is primarily used by borrowers who wish to finance the full value of the home plus closing costs. A typical borrower is one who has limited liquidity or one who prefers not to take cash out of investments.
- Requires residual income of at least $1,500.
- Maximum LTV may be as high as 107%.
- Maximum LTV of 103% for credit scores below 680.
- Two full appraisals required for credit scores below 620 (or one full appraisal and a field review).
- No (a) manufactured homes or unique properties or (b) Section 32 loans allowed.

Title of Securities:	RAMP Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RZ1.
Depositor:	Residential Asset Mortgage Products, Inc., an affiliate of Residential Funding Corporation.
Master Servicer:	Residential Funding Corporation.
Subservicer:	The primary servicing will be provided by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to approximately 100% of the Mortgage Loans.
Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	JPMorgan Chase Bank.
Offered Certificates:	Class A-1, Class A-2 and Class A-3 Certificates (collectively the "Class A Certificates"). Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively the "Class M Certificates"). Class A Certificates and Class M Certificates (the "Offered Certificates"). The certificates are <u>not</u> offered hereby, but will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. Any of the information contained herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that any of the information contained herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.
Non-Offered Certificates:	Class B-1, Class B-2 and Class B-3 Certificates (the "Class B Certificates").
Statistical Calculation Date:	March 1, 2005.
Cut-Off Date:	March 1, 2005.
Closing Date:	On or about March 29, 2005.
Distribution Date:	Distribution of principal and interest on the Offered Certificates will be made on the 25th day of each month, or if this is not a business day, on the next business day, commencing in April 2005.
Form of Offered Certificates:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.
Tax Status:	The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Class A Certificates may be eligible for purchase by employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions. The Class M Certificates will not be eligible for purchase by such plans other than with assets of insurance company general accounts. However, investors should consult with their counsel with respect to consequences under ERISA and the Internal Revenue Code of such a plan's acquisitions and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related Mortgage Loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

Monthly Fees: Subservicing fee minimum of 0.25% per annum, payable monthly; master servicing fee of 0.05% per annum, payable monthly.

Eligible Master Servicing Compensation: For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date.

Optional Call: If the aggregate principal balance of the mortgages loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof, the holders of the call rights may terminate the trust as of the Cut-Off Date (the "Clean-up Call Date").

Mortgage Loans: The mortgage pool will consist of one- to two-family, fixed and adjustable rate mortgage loans secured by first liens on fee simple or leasehold interests on residential mortgage properties.

Prior to the closing of the transaction, an approximate $20,000,000 in mortgage loans will be added to the mortgage pool. Such mortgage loans will have similar characteristics to the loans in the mortgage pool and satisfy the requirements set forth in the prospectus supplement.

Credit Enhancement: Credit enhancement for the structure is provided by the following:

(1) Excess Cashflow;
(2) Overcollateralization; and
(3) Subordination.

Excess Cashflow: With respect to any Distribution Date, an amount equal to the sum of (x) the excess of the available distribution amount for that Distribution Date over the sum of (a) the interest distribution amount for the certificates that Distribution Date and (b) the Principal Remittance Amount for that Distribution Date and (y) the Overcollateralization Reduction Amount, if any, for that Distribution Date.

Required Overcollateralization Amount: For any Distribution Date (i) prior to the Stepdown Date, an amount equal to 0.60% of the aggregate stated principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.20% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date if a Trigger Event is in effect, the Required Overcollateralization Amount for the immediately preceding Distribution Date. The Required Overcollateralization Amount will be fully funded on the Closing Date.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date, or approximately $1,025,000.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Amount on that Distribution Date.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of (a) the aggregate stated principal balance of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (b) the aggregate certificate principal balance of the Class A, Class M and Class B Certificates before taking into account distributions of principal to be made on that Distribution Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) the Excess Cashflow for that Distribution Date (to the extent not used to cover losses) and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount immediately prior to that Distribution Date, and (ii) the Principal Remittance Amount for that Distribution Date.

Expected Credit Support Percentage:

Class	Initial Credit Support*	Stepdown Date Credit Support
A	[17.25]%	[34.50]%
M-1	[14.25]%	[28.50]%
M-2	[12.25]%	[24.50]%
M-3	[10.25]%	[20.50]%
M-4	[8.25]%	[16.50]%
M-5	[6.75]%	[13.50]%
M-6	[5.75]%	[11.50]%
M-7	[4.75]%	[9.50]%
M-8	[3.50]%	[7.00]%
M-9	[2.50]%	[5.00]%
B-1	[1.50]%	[3.00]%
B-2	[0.95]%	[1.90]%
B-3	[0.60]%	[1.20]%

*For any class of Offered Certificates, the Initial Credit Support is the sum of all Offered Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-Off Date. The Initial Credit Support is inclusive of the Required Overcollateralization Amount.

Subordination Percentage:

Class	Subordination Percentage
A	[65.50]%
M-1	[71.50]%
M-2	[75.50]%
M-3	[79.50]%
M-4	[83.50]%
M-5	[86.50]%
M-6	[88.50]%
M-7	[90.50]%
M-8	[93.00]%
M-9	[95.00]%
B-1	[97.00]%
B-2	[98.10]%
B-3	[98.80]%

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in April 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the [34.50]%.

Senior Enhancement Percentage:

On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount immediately prior to that Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Trigger Event:

A Trigger Event is in effect with respect to any Distribution Date if either (i) on or after the Stepdown Date the Sixty-Plus Delinquency Percentage, as determined on that Distribution Date, exceeds [11.00]% or (ii) on or after the Distribution Date in April 2008 the aggregate amount of realized losses allocated as a percentage of the Cut-Off Date aggregate stated principal balance of the Mortgage Loans exceeds the values defined below:

Distribution Dates	
April 2008 to March 2009	[1.75]% for the first month, plus an additional 1/12th of [0.75]% for every subsequent month;
April 2009 to March 2009	[2.50]% for the first month, plus an additional 1/12th of [0.75]% for every subsequent month;
April 2010 to March 2010	[3.25]% for the first month, plus an additional 1/12th of [0.25]% for every subsequent month;
April 2011 and thereafter	[3.50]%

Sixty-Plus Delinquency Percentage:

With respect to any Distribution Date on or after the Stepdown Date, the arithmetic average, for each of the three Distribution Dates ending with such Distribution Date, of the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the Mortgage Loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgaged loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the Mortgage Loans immediately preceding the relevant Distribution Date.

Interest Payments: On each Distribution Date holders of the certificates will be entitled to receive the interest that has accrued on the certificates at the related pass-through rate during the related Accrual Period, and any interest due on a prior Distribution Date that was not paid.

Accrual Period: The Offered Certificates will be entitled to interest accrued, with respect to any Distribution Date, from and including the preceding Distribution Date (or from and including the Closing Date in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date (the "Floating Rate Accrual Period") calculated on an actual/360-day basis.

Net Mortgage Rate: With respect to any Mortgage Loan, the per annum mortgage rate thereon minus the per annum rates at which the master servicing and subservicing fees are paid.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum net at which interest can accrue thereon less the per annum rates at which the master servicing and subservicing fees are paid. With respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

Net WAC Cap: The pass-through rate of the Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period and, adjusted to account for payments required to be made under the yield maintenance agreement, if any.

Basis Risk Shortfall: With respect to any class of Class A or Class M Certificates or the Class B Certificates and any Distribution Date on which the Net WAC Cap Rate is used to determine the pass-through rate for that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the least of (a) One-Month LIBOR plus the related Margin, (b) 11.00% per annum and (c) the weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Net WAC Cap Rate; plus any unpaid Basis Risk Shortfall from prior Distribution Dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or under the yield maintenance agreement, at a rate equal to the least of (a) One-Month LIBOR plus the related Margin, (b) 11.00% per annum and (c) the weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to any class of certificates caused by the failure of the yield maintenance agreement provider to make required payments pursuant to the yield maintenance agreement will be Basis Risk Shortfalls payable to that class in the amounts and priority described under Excess Cash Flow Distributions.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments on the Mortgage Loans during the preceding calendar month. These shortfalls will result because interest on prepayments in full is distributed only to the date of prepayment, and because no interest is distributed on prepayments in part, as these prepayments in part are applied to reduce the outstanding principal balance of the Mortgage Loans as of the due date immediately preceding the date of prepayment. No assurance can be given that the amounts available to cover Prepayment Interest Shortfalls will be sufficient therefor. Any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and allocated to a class of offered certificates will accrue interest at the then applicable pass-through rate on that class of offered certificates.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act of 1940. Relief Act Shortfalls will be covered by available Excess Cashflow in the current period only as described under "Excess Cashflow Distributions." Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow will remain unpaid. Relief Act Shortfalls will be allocated on a *pro rata* basis among the certificates.

Allocation of Losses: Realized losses on the mortgage loans will be allocated as follows:

(i) to Excess Cashflow;
(ii) by a reduction in the Overcollateralization Amount until reduced to zero;
(iii) to the Class B-3 Certificates until the certificate principal balance thereof has been reduced to zero;
(iv) to the Class B-2 Certificates until the certificate principal balance thereof has been reduced to zero;
(v) to the Class B-1 Certificates until the certificate principal balance thereof has been reduced to zero;
(vi) to the Class M-9 Certificates until the certificate principal balance thereof has been reduced to zero;
(vii) to the Class M-8 Certificates until the certificate principal balance thereof has been reduced to zero;
(viii) to the Class M-7 Certificates until the certificate principal balance thereof has been reduced to zero;
(ix) to the Class M-6 Certificates until the certificate principal balance thereof has been reduced to zero;
(x) to the Class M-5 Certificates until the certificate principal balance thereof has been reduced to zero;
(xi) to the Class M-4 Certificates until the certificate principal balance thereof has been reduced to zero;
(xii) to the Class M-3 Certificates until the certificate principal balance thereof has been reduced to zero;
(xiii) to the Class M-2 Certificates until the certificate principal balance thereof has been reduced to zero;
(xiv) to the Class M-1 Certificates until the certificate principal balance thereof has been reduced to zero; and
(xv) for losses to the Class A Certificates, on a *pro rata* basis based on their related certificate principal balance.

Step-up Coupon: The rate used to calculate the pass-through rate on the Class M and Class B Certificates will increase by a 1.5x multiple on the second Distribution Date following the first possible Clean-Up Call Date. The margin on the Class A Certificates will increase to 2x the original margin on the second Distribution Date following the first possible Clean-up Call Date.

Principal Payments:

The Class A Principal Distribution Amount, with respect to the Class A Certificates, will be distributed to the Class A-1, Class A-2 and Class A-3 Certificates, sequentially in that order, until each class is paid in full.

The Class M and Class B Certificates will be subordinate to the Class A Certificates, and will not receive any principal payments until after the Stepdown Date, or if a Trigger Event is in effect, unless the aggregate certificate principal balance of the Class A Certificates is equal to zero.

On or after the Stepdown Date and if a Trigger Event is not in effect, or if the aggregate certificate principal balance of the Class A Certificates has been reduced to zero, the remaining principal distribution amount will be distributed in the following order of priority: to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, to the Class B-1 Certificates, the Class B-1 Principal Distribution Amount, to the Class B-2 Certificates, the Class B-2 Principal Distribution Amount and to the Class B-3 Certificates, the Class B-3 Principal Distribution Amount, in each case until the certificate principal balance thereof has been reduced to zero.

Principal Distribution Amount:

For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) sum of the following amounts: (a) the Principal Remittance Amount for the Mortgage Loans and (b) the Excess Cashflow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Required Overcollateralization Amount, minus the Overcollateralization Reduction Amount, subsequent recoveries on the Mortgage Loans and certain other amounts with respect to servicing modifications as set forth in the pooling and servicing agreement.

In no event will the Principal Distribution Amount on any Distribution Date be less than zero or greater than the outstanding aggregate certificate principal balance of the Class A, Class M and Class B Certificates.

Principal Remittance Amount:

For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of the Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Class A Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the Principal Distribution Amount for that Distribution Date; and (ii) the excess of (a) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [65.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [71.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [75.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [79.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [83.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [86.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [88.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-7 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [90.50]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-8 Principal Distribution Amount:

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and the Class M-7 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [93.00]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-9 Principal Distribution Amount: With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and the Class M-8 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [95.00]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-1 Principal Distribution Amount: With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and the Class M-9 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [97.00]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-2 Principal Distribution Amount: With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and Class B-1 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and Class B-1 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and the Class B-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [98.10]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-3 Principal Distribution Amount: With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, Class B-1 Principal Distribution Amount and Class B-2 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, Class B-1 Principal Distribution

Amount and Class B-2 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount, Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class B-3 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) [98.80]% and (2) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date (y) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less prepayment interest shortfalls not covered by compensating interest and Relief Act Shortfalls) will be paid to the holders of Class A, Class M and Class B Certificates to the extent of the available distribution amount as described in the Prospectus Supplement in the following order of priority:

(i) To the Class A Certificates, pro rata;
(ii) To the Class M-1 Certificates;
(iii) To the Class M-2 Certificates;
(iv) To the Class M-3 Certificates;
(v) To the Class M-4 Certificates;
(vi) To the Class M-5 Certificates;
(vii) To the Class M-6 Certificates;
(viii) To the Class M-7 Certificates;
(ix) To the Class M-8 Certificates;
(x) To the Class M-9 Certificates;
(xi) To the Class B-1 Certificates;
(xii) To the Class B-2 Certificates; and
(xiii) To the Class B-3 Certificates.

Excess Cashflow Distributions:

On each Distribution Date, the Excess Cashflow will be distributed in the following order of priority:

(i) To pay to holders of the class or classes of certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses previously allocated to reduce the certificate principal balance of any Class A, Class M or Class B Certificates and remaining unreimbursed, but only to the extent of subsequent recoveries;

(ii) To pay to holders of the class or classes of certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses incurred on the Mortgage Loans for the preceding calendar month;

(iii) To pay any Overcollateralization Increase Amount to the class or classes of certificates then entitled to receive distributions in respect of principal;

(iv) To pay the holders of the Class A, and M and Class B Certificates, *pro rata*, based on Prepayment Interest Shortfalls allocated thereto, the amount of any Prepayment Interest Shortfalls allocated thereto for that Distribution Date, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;

(v) To pay the holders of the Class A, and M and Class B Certificates, *pro rata*, based on unpaid Prepayment Interest Shortfalls previously allocated thereto, any Prepayment Interest Shortfalls remaining unpaid from prior Distribution Dates together with interest thereon;

(vi) To the holders of the Class A Certificates, *pro rata*, then to the holders of the Class M and Class B Certificates, in order of priority, any Basis Risk Shortfalls allocated thereto that remains unpaid as of the Distribution Date;

(vii) To pay the holders of the Class A, Class M and Class B Certificates, *pro rata*, based on Relief Act Shortfalls allocated thereto on that Distribution Date, the amount of any Relief Act Shortfalls occurring in the current interest accrual period;

(viii) To pay the holders of the Class A Certificates, *pro rata*, then to the holders of the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(ix) To pay the holders of the Class SB Certificates any balance remaining in accordance with the terms of the pooling and servicing agreement.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal to the lesser of (a) the related notional balance (as set forth below) and (b) the aggregate certificate principal balance of the certificates immediately preceding that Distribution Date and (ii) the strike rate (as set forth below). Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the Ceiling Rate, [9.50]%.

Notional Balance Schedule for the Certificates

Distribution Date	Balance ($)	Strike (%)	Distribution Date	Balance ($)	Strike (%)
April 2005	203,770,000.00	7.70334	September 2007	98,995,990.00	7.06777
May 2005	202,192,233.00	6.93300	October 2007	96,188,037.00	7.30411
June 2005	200,218,773.00	6.70946	November 2007	93,458,884.00	7.06923
July 2005	197,851,352.00	6.93331	December 2007	90,806,309.00	7.30562
August 2005	195,093,959.00	6.70995	January 2008	88,228,158.00	7.08961
September 2005	191,952,887.00	6.71036	February 2008	85,722,592.00	7.82310
October 2005	188,436,768.00	6.93458	March 2008	83,296,345.00	8.81182
November 2005	184,557,226.00	6.71153	April 2008	80,943,623.00	8.24143
December 2005	180,327,546.00	6.93606	May 2008	78,861,465.00	8.51419
January 2006	175,763,313.00	6.71323	June 2008	76,638,038.00	8.23765
February 2006	170,899,903.00	6.71433	July 2008	74,476,562.00	8.51028
March 2006	166,063,618.00	7.43522	August 2008	72,375,303.00	8.23387
April 2006	161,363,408.00	6.71703	September 2008	70,332,578.00	8.23197
May 2006	156,795,580.00	6.94232	October 2008	68,346,753.00	8.50441
June 2006	152,356,391.00	6.71973	November 2008	66,416,235.00	8.22818
July 2006	148,042,204.00	6.94512	December 2008	64,539,482.00	8.50049
August 2006	143,849,486.00	6.72244	January 2009	62,714,989.00	8.24280
September 2006	139,774,805.00	6.72380	February 2009	60,941,435.00	8.95012
October 2006	135,814,825.00	6.94933	March 2009	0.00	0.00000
November 2006	131,966,305.00	6.72652	April 2009	57,553,509.00	9.35208
December 2006	128,226,096.00	6.95215	May 2009	0.00	0.00000
January 2007	124,591,140.00	6.72925	June 2009	54,353,812.00	9.34346
February 2007	121,058,463.00	7.06268	July 2009	0.00	0.00000
March 2007	117,631,118.00	7.82020	August 2009	51,328,948.00	9.33483
April 2007	114,300,023.00	7.06413	September 2009	49,879,063.00	9.33051
May 2007	111,062,465.00	7.30035	October 2009	0.00	0.00000
June 2007	107,915,808.00	7.06558	November 2009	47,098,647.00	9.32188
July 2007	104,857,491.00	7.30186	December 2009	0.00	0.00000
August 2007	101,885,024.00	7.06704	January 2010	44,470,089.00	9.33118

Class A, Class M and Class B Certificates
Available Funds Cap
(100% PPC; Actual/360)

Month	Flat Index Values	Index Values at 20% [1]	Month	Flat Index Values	Index Values at 20% [1]	Month	Flat Index Values	Index Values at 20% [1]
1	7.70	7.70	35	7.82	9.50	69	10.39	10.39
2	6.93	9.50	36	8.81	9.50	70	10.05	10.05
3	6.71	9.50	37	8.24	9.50	71	10.04	10.04
4	6.93	9.50	38	8.51	9.50	72	11.11	11.11
5	6.71	9.50	39	8.24	9.50	73	10.03	10.03
6	6.71	9.50	40	8.51	9.50	74	10.36	10.36
7	6.93	9.50	41	8.23	9.50	75	10.02	10.02
8	6.71	9.50	42	8.23	9.50	76	10.34	10.34
9	6.94	9.50	43	8.50	9.50	77	10.00	10.00
10	6.71	9.50	44	8.23	9.50	78	10.00	10.00
11	6.71	9.50	45	8.50	9.50	79	10.33	10.33
12	7.44	9.50	46	8.24	9.50	80	9.99	9.99
13	6.72	9.50	47	8.95	9.50	81	10.31	10.31
14	6.94	9.50	48	10.36	10.36	82	9.97	9.97
15	6.72	9.50	49	9.35	9.50	83	9.97	9.97
16	6.95	9.50	50	9.66	9.66	84	10.65	10.65
17	6.72	9.50	51	9.34	9.50	85	9.96	9.96
18	6.72	9.50	52	9.65	9.65	86	10.28	10.28
19	6.95	9.50	53	9.33	9.50			
20	6.73	9.50	54	9.33	9.50			
21	6.95	9.50	55	9.64	9.64			
22	6.73	9.50	56	9.32	9.50			
23	7.06	9.50	57	9.63	9.63			
24	7.82	9.50	58	9.33	9.50			
25	7.06	9.50	59	9.71	9.71			
26	7.30	9.50	60	11.19	11.19			
27	7.07	9.50	61	10.10	10.10			
28	7.30	9.50	62	10.43	10.43			
29	7.07	9.50	63	10.09	10.09			
30	7.07	9.50	64	10.42	10.42			
31	7.30	9.50	65	10.08	10.08			
32	7.07	9.50	66	10.07	10.07			
33	7.31	9.50	67	10.40	10.40			
34	7.09	9.50	68	10.06	10.06			

(1) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

Prepayment Sensitivity

Class A-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.31	1.75	1.26	1.00	0.85	0.74
Modified Duration (years)	9.87	1.67	1.21	0.97	0.82	0.72
First Principal Payment	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
Last Principal Payment	1/25/2025	9/25/2008	8/25/2007	1/25/2007	9/25/2006	6/25/2006
Principal Window (months)	238	42	29	22	18	15

Class A-1 (maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.31	1.75	1.26	1.00	0.85	0.74
Modified Duration (years)	9.87	1.67	1.21	0.97	0.82	0.72
First Principal Payment	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005	4/25/2005
Last Principal Payment	1/25/2025	9/25/2008	8/25/2007	1/25/2007	9/25/2006	6/25/2006
Principal Window (months)	238	42	29	22	18	15

Class A-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	23.67	5.98	4.07	3.00	2.22	1.83
Modified Duration (years)	16.62	5.35	3.75	2.82	2.11	1.75
First Principal Payment	1/25/2025	9/25/2008	8/25/2007	1/25/2007	9/25/2006	6/25/2006
Last Principal Payment	8/25/2032	6/25/2015	2/25/2012	5/25/2010	4/25/2009	9/25/2007
Principal Window (months)	92	82	55	41	32	16

Class A-2 (maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	23.67	5.98	4.07	3.00	2.22	1.83
Modified Duration (years)	16.62	5.35	3.75	2.82	2.11	1.75
First Principal Payment	1/25/2025	9/25/2008	8/25/2007	1/25/2007	9/25/2006	6/25/2006
Last Principal Payment	8/25/2032	6/25/2015	2/25/2012	5/25/2010	4/25/2009	9/25/2007
Principal Window (months)	92	82	55	41	32	16

Class A-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.36	12.98	8.86	6.56	5.16	3.50
Modified Duration (years)	18.43	10.47	7.60	5.83	4.69	3.25
First Principal Payment	8/25/2032	6/25/2015	2/25/2012	5/25/2010	4/25/2009	9/25/2007
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	16	46	33	24	19	25

Class A-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.69	15.31	10.68	7.96	6.24	4.36
Modified Duration (years)	18.56	11.80	8.81	6.86	5.53	3.96
First Principal Payment	8/25/2032	6/25/2015	2/25/2012	5/25/2010	4/25/2009	9/25/2007
Last Principal Payment	1/25/2035	10/25/2031	11/25/2025	1/25/2021	8/25/2017	4/25/2015
Principal Window (months)	30	197	166	129	101	92

Class M-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.88	4.35	4.44
Modified Duration (years)	17.24	7.77	5.57	4.40	3.98	4.06
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	7/25/2008	11/25/2008	6/25/2009
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	46	24	4

Class M-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.43	10.17	7.00	5.38	4.73	4.82
Modified Duration (years)	17.29	8.25	6.00	4.77	4.28	4.38
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	7/25/2008	11/25/2008	6/25/2009
Last Principal Payment	12/25/2034	6/25/2028	3/25/2022	12/25/2017	3/25/2015	4/25/2013
Principal Window (months)	91	225	167	114	77	47

Prepayment Sensitivity (Cont'd)

Class M-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.86	4.24	4.16
Modified Duration (years)	17.18	7.75	5.56	4.38	3.88	3.83
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	6/25/2008	10/25/2008	2/25/2009
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	47	25	8

Class M-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.43	10.15	6.97	5.34	4.61	4.47
Modified Duration (years)	17.23	8.22	5.98	4.74	4.17	4.07
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	6/25/2008	10/25/2008	2/25/2009
Last Principal Payment	11/25/2034	9/25/2027	6/25/2021	6/25/2017	10/25/2014	12/25/2012
Principal Window (months)	90	216	158	109	73	47

Class M-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.84	4.17	3.98
Modified Duration (years)	17.08	7.73	5.55	4.36	3.82	3.66
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	6/25/2008	8/25/2008	12/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	47	27	10

Class M-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.43	10.12	6.95	5.30	4.53	4.27
Modified Duration (years)	17.12	8.18	5.95	4.70	4.10	3.90
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	6/25/2008	8/25/2008	12/25/2008
Last Principal Payment	11/25/2034	1/25/2027	11/25/2020	12/25/2016	6/25/2014	8/25/2012
Principal Window (months)	90	208	151	103	71	45

Prepayment Sensitivity (Cont'd)

Class M-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.83	4.12	3.84
Modified Duration (years)	16.94	7.70	5.53	4.34	3.76	3.54
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	5/25/2008	7/25/2008	9/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	48	28	13

Class M-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.42	10.08	6.91	5.26	4.45	4.11
Modified Duration (years)	16.98	8.13	5.91	4.66	4.02	3.76
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	5/25/2008	7/25/2008	9/25/2008
Last Principal Payment	10/25/2034	4/25/2026	3/25/2020	6/25/2016	1/25/2014	4/25/2012
Principal Window (months)	89	199	143	98	67	44

Class M-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.82	4.08	3.74
Modified Duration (years)	16.78	7.67	5.52	4.32	3.72	3.44
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	5/25/2008	6/25/2008	8/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	48	29	14

Class M-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.42	10.02	6.86	5.22	4.39	3.99
Modified Duration (years)	16.82	8.06	5.86	4.61	3.96	3.65
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	5/25/2008	6/25/2008	8/25/2008
Last Principal Payment	9/25/2034	4/25/2025	6/25/2019	10/25/2015	7/25/2013	12/25/2011
Principal Window (months)	88	187	134	90	62	41

Prepayment Sensitivity (Cont'd)

Class M-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.82	4.05	3.69
Modified Duration (years)	16.64	7.64	5.50	4.31	3.69	3.39
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	5/25/2008	6/25/2008	7/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	48	29	15

Class M-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.41	9.96	6.81	5.18	4.33	3.91
Modified Duration (years)	16.68	8.00	5.81	4.58	3.91	3.57
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	5/25/2008	6/25/2008	7/25/2008
Last Principal Payment	8/25/2034	5/25/2024	8/25/2018	3/25/2015	1/25/2013	7/25/2011
Principal Window (months)	87	176	124	83	56	37

Class M-7 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.81	4.04	3.65
Modified Duration (years)	15.98	7.50	5.43	4.26	3.65	3.33
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	4/25/2008	5/25/2008	6/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	49	30	16

Class M-7 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.40	9.88	6.75	5.13	4.28	3.85
Modified Duration (years)	16.01	7.80	5.69	4.49	3.83	3.49
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	4/25/2008	5/25/2008	6/25/2008
Last Principal Payment	8/25/2034	8/25/2023	1/25/2018	10/25/2014	9/25/2012	4/25/2011
Principal Window (months)	87	167	117	79	53	35

Prepayment Sensitivity (Cont'd)

Class M-8 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.80	4.02	3.60
Modified Duration (years)	15.53	7.40	5.38	4.22	3.60	3.27
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	4/25/2008	5/25/2008	6/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	49	30	16

Class M-8 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.39	9.74	6.65	5.04	4.19	3.75
Modified Duration (years)	15.55	7.63	5.57	4.39	3.74	3.39
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	4/25/2008	5/25/2008	6/25/2008
Last Principal Payment	6/25/2034	8/25/2022	4/25/2017	3/25/2014	4/25/2012	11/25/2010
Principal Window (months)	85	155	108	72	48	30

Class M-9 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.30	9.32	6.34	4.80	4.01	3.56
Modified Duration (years)	12.64	6.72	5.00	3.99	3.43	3.10
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	4/25/2008	4/25/2008	5/25/2008
Last Principal Payment	11/25/2033	3/25/2019	10/25/2014	4/25/2012	10/25/2010	9/25/2009
Principal Window (months)	78	114	78	49	31	17

Class M-9 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.34	9.50	6.47	4.90	4.08	3.62
Modified Duration (years)	12.65	6.79	5.07	4.05	3.48	3.15
First Principal Payment	6/25/2027	10/25/2009	5/25/2008	4/25/2008	4/25/2008	5/25/2008
Last Principal Payment	4/25/2034	1/25/2021	2/25/2016	4/25/2013	7/25/2011	5/25/2010
Principal Window (months)	83	136	94	61	40	25

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$184,314,115		
Number of Loans	1,241		
Average Current Loan Balance	$148,521	$28,500	$518,508
[1] Original Loan-to-Value Ratio (%)	102.19	93.00	107.00
[1] Mortgage Rate (%)	7.233	5.375	9.875
[1] Net Mortgage Rate (%)	6.933	5.075	9.575
[1] Remaining Term to Stated Maturity (months)	357	162	360
[1] [2] Credit Score	705	578	814

[1] Weighted Average reflected in Total.
[2] 100.00% of the Aggregate Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	64.35 %
	Adjustable Rate	35.65 %
Fully Amortizing Mortgage Loans		100.00 %
Lien	First	100.00 %
Property Type	Single Family Detached	67.29 %
	Planned Unit Developments (detached)	12.00 %
	Condominium Low Rise (less than 5 stories)	8.20 %
	Planned Unit Developments (attached)	5.23 %
	Two-Four Family Units	4.73 %
	Townhouse	2.51 %
	Condominium Mid Rise (5 to 8 stories)	0.04 %
Documentation Type	Full Documentation	85.11 %
	Reduced Documentation	14.89 %
Geographic Distribution	Florida	10.82 %
	Pennsylvania	5.66 %
	Michigan	5.14 %
	Washington	5.12 %
	Maryland	5.10 %
Number of States (including DC)		49
Largest Zip Code Concentration	20772	0.60 %
Loans with Prepayment Penalties		56.03 %

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Aggregate Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
560 - 579	1	$96,534	0.05%	$96,534	106.00%
600 - 619	109	13,961,110	7.57	128,084	101.13
620 - 639	115	16,919,636	9.18	147,127	101.45
640 - 659	77	11,189,586	6.07	145,319	101.66
660 - 679	62	9,662,586	5.24	155,848	102.20
680 - 699	163	26,896,380	14.59	165,008	103.84
700 - 719	121	19,370,423	10.51	160,086	104.41
720 - 739	227	34,121,276	18.51	150,314	101.82
740 - 759	176	25,531,453	13.85	145,065	102.19
760 - 779	103	15,177,242	8.23	147,352	100.59
780 - 799	67	8,573,088	4.65	127,957	101.07
800 or greater	20	2,814,800	1.53	140,740	98.93
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**102.19%**

Debt-to-Income Ratios of the Aggregate Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
10.01 - 15.00	4	$209,880	0.11%	$52,470	788	102.08%
15.01 - 20.00	23	2,523,859	1.37	109,733	743	100.09
20.01 - 25.00	48	5,499,901	2.98	114,581	734	101.01
25.01 - 30.00	128	17,373,145	9.43	135,728	717	101.57
30.01 - 35.00	223	32,347,358	17.55	145,055	707	101.80
35.01 - 40.00	494	79,170,232	42.95	160,264	711	102.36
40.01 - 45.00	300	44,416,458	24.10	148,055	687	102.66
45.01 - 50.00	21	2,773,284	1.50	132,061	644	102.19
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Aggregate Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	306	$22,940,964	12.45%	$74,970	706	101.29%
100,001 - 200,000	697	100,594,706	54.58	144,325	702	102.20
200,001 - 300,000	206	49,819,379	27.03	241,842	709	102.47
300,001 - 400,000	28	9,047,894	4.91	323,139	707	103.22
400,001 - 500,000	3	1,392,665	0.76	464,222	729	100.00
500,001 - 600,000	1	518,508	0.28	518,508	733	100.00
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

Net Mortgage Rates of the Aggregate Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.000 - 5.499	30	$5,309,559	2.88%	$176,985	754	102.27%
5.500 - 5.999	154	26,719,959	14.50	173,506	735	102.75
6.000 - 6.499	156	24,542,288	13.32	157,322	727	102.47
6.500 - 6.999	227	35,358,365	19.18	155,764	716	101.40
7.000 - 7.499	317	46,226,341	25.08	145,824	689	102.71
7.500 - 7.999	199	27,416,178	14.87	137,770	688	102.17
8.000 - 8.499	107	13,229,799	7.18	123,643	674	101.03
8.500 - 8.999	32	3,812,573	2.07	119,143	631	101.69
9.000 - 9.499	16	1,487,936	0.81	92,996	638	101.44
9.500 - 9.999	3	211,117	0.11	70,372	628	101.31
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Aggregate Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000 - 5.4999	2	$466,851	0.25%	$233,425	763	101.15%
5.5000 - 5.9999	57	9,990,242	5.42	175,267	744	102.86
6.0000 - 6.4999	164	28,558,157	15.49	174,135	733	102.74
6.5000 - 6.9999	191	29,795,329	16.17	155,996	724	101.88
7.0000 - 7.4999	230	35,211,174	19.10	153,092	708	101.79
7.5000 - 7.9999	342	48,742,615	26.45	142,522	687	102.67
8.0000 - 8.4999	132	17,430,970	9.46	132,053	686	101.59
8.5000 - 8.9999	91	10,948,656	5.94	120,315	657	101.23
9.0000 - 9.4999	14	1,552,737	0.84	110,910	639	101.77
9.5000 - 9.9999	18	1,617,385	0.88	89,855	637	101.49
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

Original Loan-to-Value Ratios of the Aggregate Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
90.01 - 95.00	137	$15,147,278	8.22%	$110,564	750
95.01 - 100.00	431	64,324,816	34.90	149,246	705
100.01 - 101.00	9	1,709,256	0.93	189,917	686
101.01 - 102.00	23	4,215,245	2.29	183,272	706
102.01 - 103.00	270	42,508,895	23.06	157,440	666
103.01 - 104.00	37	6,747,213	3.66	182,357	727
104.01 - 105.00	42	6,247,453	3.39	148,749	721
105.01 - 106.00	40	6,647,517	3.61	166,188	727
106.01 - 107.00	252	36,766,442	19.95	145,899	721
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Aggregate Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	30	$3,042,435	1.65%	$101,414	685	101.67%
Alaska	4	721,378	0.39	180,344	711	99.72
Arizona	42	6,950,313	3.77	165,484	714	101.43
Arkansas	6	693,493	0.38	115,582	682	100.31
California	33	7,717,890	4.19	233,875	727	102.51
Colorado	27	5,103,693	2.77	189,026	695	102.59
Connecticut	9	1,823,935	0.99	202,659	724	101.54
Delaware	9	1,356,347	0.74	150,705	704	101.85
District of Columbia	2	486,758	0.26	243,379	735	97.56
Florida	121	19,951,716	10.82	164,890	707	102.52
Georgia	38	4,979,419	2.70	131,037	680	101.16
Idaho	11	1,544,924	0.84	140,448	702	102.25
Illinois	35	5,326,636	2.89	152,190	713	101.58
Indiana	41	4,563,860	2.48	111,314	684	101.73
Iowa	7	842,612	0.46	120,373	710	103.29
Kansas	19	2,124,873	1.15	111,835	697	102.70
Kentucky	17	2,154,860	1.17	126,756	691	102.92
Louisiana	23	3,158,829	1.71	137,340	703	101.57
Maine	3	350,128	0.19	116,709	655	100.88
Maryland	51	9,391,624	5.10	184,149	712	103.64
Massachusetts	7	1,538,468	0.83	219,781	739	100.71
Michigan	67	9,470,276	5.14	141,347	697	101.99
Minnesota	18	3,352,006	1.82	186,223	697	100.23
Mississippi	5	559,102	0.30	111,820	694	100.70
Missouri	47	5,776,606	3.13	122,907	689	102.45
Montana	2	250,665	0.14	125,333	772	103.65
Nebraska	14	2,260,699	1.23	161,478	696	104.37
Nevada	10	1,687,175	0.92	168,717	716	102.64
New Hampshire	4	751,981	0.41	187,995	676	101.51
New Jersey	24	4,948,207	2.68	206,175	721	100.96
New Mexico	6	698,663	0.38	116,444	664	103.72
New York	21	3,085,652	1.67	146,936	716	104.46
North Carolina	28	4,035,101	2.19	144,111	677	103.07
North Dakota	2	197,500	0.11	98,750	663	103.00
Ohio	48	6,228,045	3.38	129,751	691	102.96
Oklahoma	20	2,173,219	1.18	108,661	686	103.11
Oregon	18	3,306,864	1.79	183,715	727	103.49
Pennsylvania	80	10,428,650	5.66	130,358	715	103.31
Rhode Island	3	617,133	0.33	205,711	705	101.82
South Carolina	23	2,600,615	1.41	113,070	715	101.65
South Dakota	2	153,310	0.08	76,655	780	96.58
Tennessee	33	3,872,064	2.10	117,335	708	100.84
Texas	63	6,826,137	3.70	108,351	718	100.42

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Aggregate Mortgage Loans (Continued)

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Utah	38	$5,723,396	3.11%	$150,616	699	101.27%
Virginia	50	7,653,277	4.15	153,066	705	102.83
Washington	53	9,437,835	5.12	178,072	705	101.65
West Virginia	2	227,949	0.12	113,974	700	97.40
Wisconsin	15	2,595,465	1.41	173,031	721	101.60
Wyoming	10	1,572,334	0.85	157,233	692	103.21
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

Mortgage Loan Purpose of the Aggregate Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	290	$45,182,136	24.51%	$155,800	681	103.73%
Purchase	882	129,490,285	70.26	146,814	714	101.52
Rate/Term Refinance	69	9,641,694	5.23	139,735	693	103.84
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Type of the Aggregate Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	1,067	$156,869,722	85.11%	$147,019	698	102.66%
Reduced Documentation	174	27,444,394	14.89	157,726	744	99.45
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

Occupancy Types of the Aggregate Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	120	$12,474,372	6.77%	$103,953	760	95.00%
Primary	1,066	163,439,522	88.67	153,320	699	102.73
Second/Vacation	55	8,400,221	4.56	152,731	733	102.35
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

Mortgaged Property Types of the Aggregate Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium Low Rise (less than 5 stories)	102	$15,105,059	8.20%	$148,089	704	102.59%
Condominium Mid Rise (5 to 8 stories)	1	82,480	0.04	82,480	692	105.00
Planned Unit Developments (attached)	52	9,640,933	5.23	185,403	711	102.85
Planned Unit Developments (detached)	127	22,110,181	12.00	174,096	699	101.89
Single Family Detached	864	124,034,085	67.29	143,558	702	102.35
Townhouse	38	4,628,335	2.51	121,798	725	101.55
Two-Four Family Units	57	8,713,041	4.73	152,860	741	99.53
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Grades of the Aggregate Mortgage Loans

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
A1	591	$85,901,134	46.61%	$145,349	750	101.54%
A2	264	43,161,467	23.42	163,490	698	104.23
A3	134	20,854,467	11.31	155,630	648	101.69
A4	252	34,397,047	18.66	136,496	635	101.53
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

Prepayment Penalty Terms of the Aggregate Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Aggregate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	548	$81,036,255	43.97%	$147,876	705	102.12%
12 Months	1	156,123	0.08	156,123	661	102.25
24 Months	52	7,865,165	4.27	151,253	690	101.78
36 Months	243	38,309,082	20.78	157,651	709	102.54
60 Months	396	56,814,047	30.82	143,470	704	107.00
Other(1)	1	133,443	0.07	133,443	715	100.00
TOTAL:	**1,241**	**$184,314,115**	**100.00%**	**$148,521**	**705**	**102.19%**

(1) Not 0, 12, 24, 36 or 60 months and not more than 60 months

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

FIXED RATE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Fixed Rate Outstanding Principal Balance	$65,713,883		
Number of Loans	491		
Average Current Loan Balance	$133,837	$28,500	$381,237
[1] Original Loan-to-Value Ratio (%)	102.77	95.00	107.00
[1] Mortgage Rate (%)	7.888	6.625	9.875
[1] Net Mortgage Rate (%)	7.588	6.325	9.575
[1] Remaining Term to Stated Maturity (months)	356	162	360
[1] [2] Credit Score	714	578	814

[1] Weighted Average reflected in Total.
[2] 100.00% of the Fixed Rate Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00 %
Fully Amortizing Mortgage Loans		100.00 %
Lien	First	100.00 %
Property Type	Single Family Detached	70.16 %
	Planned Unit Developments (detached)	10.80 %
	Two-Four Family Units	5.74 %
	Condominium Low Rise (less than 5 stories)	5.55 %
	Planned Unit Developments (attached)	4.04 %
	Townhouse	3.70 %
Documentation Type	Full Documentation	90.16 %
	Reduced Documentation	9.84 %
Geographic Distribution	Florida	10.49 %
	Pennsylvania	8.26 %
Number of States (including DC)		46
Largest Zip Code Concentration	20772	0.80 %
Loans with Prepayment Penalties		57.48 %

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Fixed Rate Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
560 - 579	1	$96,534	0.15%	$96,534	106.00%
600 - 619	31	3,051,834	4.64	98,446	101.53
620 - 639	24	2,802,193	4.26	116,758	101.39
640 - 659	19	2,490,977	3.79	131,104	101.59
660 - 679	16	2,322,570	3.53	145,161	102.89
680 - 699	76	11,882,489	18.08	156,349	104.38
700 - 719	62	9,562,755	14.55	154,238	104.54
720 - 739	99	13,464,376	20.49	136,004	102.64
740 - 759	86	11,038,869	16.80	128,359	102.22
760 - 779	43	5,162,349	7.86	120,055	100.87
780 - 799	28	3,145,634	4.79	112,344	101.19
800 or greater	6	693,302	1.06	115,550	98.19
TOTAL:	491	$65,713,883	100.00%	$133,837	102.77%

Debt-to-Income Ratios of the Fixed Rate Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
10.01 - 15.00	2	$123,634	0.19%	$61,817	805	105.13%
15.01 - 20.00	13	1,524,818	2.32	117,294	745	100.25
20.01 - 25.00	20	1,992,395	3.03	99,620	726	101.62
25.01 - 30.00	46	5,139,510	7.82	111,728	720	102.10
30.01 - 35.00	65	7,966,302	12.12	122,558	715	102.13
35.01 - 40.00	125	17,014,441	25.89	136,116	719	102.93
40.01 - 45.00	199	29,179,498	44.40	146,631	713	103.23
45.01 - 50.00	21	2,773,284	4.22	132,061	644	102.19
TOTAL:	491	$65,713,883	100.00%	$133,837	714	102.77%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Fixed Rate

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	170	$12,370,615	18.82%	$72,768	710	101.55%
100,001 - 200,000	251	36,208,848	55.10	144,258	714	102.96
200,001 - 300,000	65	15,737,273	23.95	242,112	714	103.08
300,001 - 400,000	5	1,397,147	2.13	279,429	729	105.38
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

Net Mortgage Rates of the Fixed Rate Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
6.000 - 6.499	5	$565,724	0.86%	$113,145	749	106.20%
6.500 - 6.999	50	7,451,801	11.34	149,036	745	103.73
7.000 - 7.499	178	25,390,056	38.64	142,641	725	103.63
7.500 - 7.999	128	17,218,881	26.20	134,523	721	102.42
8.000 - 8.499	81	9,801,005	14.91	121,000	691	100.84
8.500 - 8.999	30	3,587,364	5.46	119,579	632	101.80
9.000 - 9.499	16	1,487,936	2.26	92,996	638	101.44
9.500 - 9.999	3	211,117	0.32	70,372	628	101.31
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Fixed Rate Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
6.5000 - 6.9999	8	$956,502	1.46%	$119,563	758	104.50%
7.0000 - 7.4999	87	13,322,390	20.27	153,131	738	103.95
7.5000 - 7.9999	205	28,542,871	43.44	139,234	722	103.23
8.0000 - 8.4999	89	11,515,462	17.52	129,387	714	101.62
8.5000 - 8.9999	70	8,206,536	12.49	117,236	668	101.13
9.0000 - 9.4999	14	1,552,737	2.36	110,910	639	101.77
9.5000 - 9.9999	18	1,617,385	2.46	89,855	637	101.49
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

Original Loan-to-Value Ratios of the Fixed Rate Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
90.01 - 95.00	72	$7,396,506	11.26%	$102,729	751
95.01 - 100.00	122	14,970,530	22.78	122,709	708
100.01 - 101.00	3	659,254	1.00	219,751	693
101.01 - 102.00	10	1,482,075	2.26	148,208	714
102.01 - 103.00	84	12,385,775	18.85	147,450	681
103.01 - 104.00	17	2,644,379	4.02	155,552	730
104.01 - 105.00	24	3,694,078	5.62	153,920	720
105.01 - 106.00	26	4,623,621	7.04	177,832	722
106.01 - 107.00	133	17,857,665	27.17	134,268	720
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Fixed Rate Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	17	$1,569,558	2.39%	$92,327	681	100.80%
Alaska	3	493,950	0.75	164,650	692	101.89
Arizona	9	1,420,527	2.16	157,836	734	101.65
Arkansas	4	495,430	0.75	123,858	689	101.68
California	12	2,043,280	3.11	170,273	716	102.73
Colorado	7	1,216,172	1.85	173,739	690	103.81
Connecticut	5	1,107,655	1.69	221,531	720	102.47
Delaware	5	577,175	0.88	115,435	741	101.24
District of Columbia	1	237,211	0.36	237,211	696	95.00
Florida	42	6,893,165	10.49	164,123	719	103.11
Georgia	17	2,182,263	3.32	128,368	680	101.60
Idaho	5	785,932	1.20	157,186	731	101.54
Illinois	9	1,310,220	1.99	145,580	718	101.15
Indiana	11	1,159,604	1.76	105,419	711	103.37
Iowa	4	510,906	0.78	127,726	716	104.32
Kansas	11	1,112,231	1.69	101,112	714	103.85
Kentucky	5	429,868	0.65	85,974	732	103.33
Louisiana	5	715,003	1.09	143,001	746	100.80
Maine	2	191,864	0.29	95,932	655	101.61
Maryland	16	2,809,755	4.28	175,610	725	104.10
Massachusetts	2	436,901	0.66	218,451	758	102.60
Michigan	22	2,376,258	3.62	108,012	698	102.19
Minnesota	1	160,358	0.24	160,358	680	100.00
Mississippi	4	507,145	0.77	126,786	699	100.77
Missouri	14	1,414,184	2.15	101,013	702	101.82
Nebraska	2	285,625	0.43	142,812	678	107.00
Nevada	5	803,563	1.22	160,713	737	102.64
New Hampshire	2	423,535	0.64	211,767	707	102.68
New Jersey	9	2,058,563	3.13	228,729	728	101.58
New Mexico	3	323,911	0.49	107,970	670	104.56
New York	20	2,788,771	4.24	139,439	712	104.19
North Carolina	9	1,043,943	1.59	115,994	717	103.99
North Dakota	1	98,880	0.15	98,880	700	103.00
Ohio	23	3,252,145	4.95	141,398	687	104.11
Oklahoma	13	1,228,626	1.87	94,510	712	104.19
Oregon	10	1,837,867	2.80	183,787	727	105.74
Pennsylvania	46	5,424,725	8.26	117,929	717	104.48
South Carolina	14	1,599,096	2.43	114,221	716	102.45
South Dakota	1	48,335	0.07	48,335	786	100.00
Tennessee	23	2,607,405	3.97	113,365	727	100.19
Texas	25	2,415,522	3.68	96,621	725	99.63
Utah	7	924,529	1.41	132,076	729	103.58
Virginia	21	2,745,457	4.18	130,736	717	102.74

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Fixed Rate Mortgage Loans (Continued)

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Washington	12	$1,738,588	2.65%	$144,882	706	102.24%
Wisconsin	5	857,495	1.30	171,499	745	102.40
Wyoming	7	1,050,684	1.60	150,098	704	103.26
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

Mortgage Loan Purpose of the Fixed Rate Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	127	$17,873,585	27.20%	$140,737	695	104.65%
Purchase	332	43,822,421	66.69	131,995	722	101.82
Rate/Term Refinance	32	4,017,877	6.11	125,559	706	104.85
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Type of the Fixed Rate Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	443	$59,250,717	90.16%	$133,749	711	103.18%
Reduced Documentation	48	6,463,166	9.84	134,649	736	99.01
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

Occupancy Types of the Fixed Rate Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	64	$6,187,937	9.42%	$96,687	760	95.00%
Primary	398	55,414,691	84.33	139,233	707	103.70
Second/Vacation	29	4,111,255	6.26	141,767	731	101.97
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

Mortgaged Property Types of the Fixed Rate Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium Low Rise (less than 5 stories)	25	$3,649,932	5.55%	$145,997	715	104.16%
Planned Unit Developments (attached)	15	2,657,096	4.04	177,140	716	103.95
Planned Unit Developments (detached)	45	7,100,209	10.80	157,782	713	102.53
Single Family Detached	356	46,102,310	70.16	129,501	711	102.98
Townhouse	21	2,431,509	3.70	115,786	726	101.33
Two-Four Family Units	29	3,772,826	5.74	130,097	734	99.50
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Grades of the Fixed Rate Mortgage Loans

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
A1	261	$33,318,804	50.70%	$127,658	748	102.02%
A2	131	20,606,071	31.36	157,298	698	104.55
A3	38	4,684,337	7.13	123,272	653	101.70
A4	61	7,104,672	10.81	116,470	637	101.88
TOTAL:	**491**	**$65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

Prepayment Penalty Terms of the Fixed Rate Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Fixed Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	214	27,939,656	42.52%	$130,559	714	102.52%
12 Months	25	3,509,864	5.34	140,395	710	103.60
24 Months	44	6,107,745	9.29	138,812	732	101.13
36 Months	206	27,867,051	42.41	135,277	710	103.28
60 Months	1	133,443	0.20	133,443	715	107.00
Other [(1)]	1	156,123	0.24	156,123	661	100.00
TOTAL:	**491**	**65,713,883**	**100.00%**	**$133,837**	**714**	**102.77%**

[(1)] **Not 0, 12, 24, 36, or 60 months and not more than 60 months**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Adjustable Rate Outstanding Principal Balance	$118,600,233		
Number of Loans	750		
Average Current Loan Balance	$158,134	$39,425	$518,508
(1) Original Loan-to-Value Ratio (%)	101.86	93.00	107.00
(1) Mortgage Rate (%)	6.870	5.375	8.875
(1) Net Mortgage Rate (%)	6.570	5.075	8.575
(1) Note Margin (%)	4.409	2.250	6.500
(1) Maximum Mortgage Rate (%)	12.872	10.750	14.875
(1) Minimum Mortgage Rate (%)	4.491	2.250	8.250
(1) Term to Next Rate Adjustment Rate (months)	31	8	36
(1) Remaining Term to Stated Maturity (months)	358	342	360
(1) (2) Credit Score	700	600	814

(1) Weighted Average reflected in Total.
(2) 100.00% of the Adjustable Rate Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	100.00 %
Fully Amortizing Mortgage Loans		100.00 %
Lien	First	100.00 %
Property Type	Single Family Detached	65.71 %
	Planned Unit Developments (detached)	12.66 %
	Condominium Low Rise (less than 5 stories)	9.66 %
	Planned Unit Developments (attached)	5.89 %
	Two-Four Family Units	4.17 %
	Townhouse	1.85 %
	Condominium Mid Rise (5 to 8 stories)	0.07 %
Geographic Distribution	Florida	11.01 %
	Washington	6.49 %
	Michigan	5.98 %
	Maryland	5.55 %
Number of States (including DC)		49
Largest Zip Code Concentration	84065	0.61 %
Documentation Type	Full Documentation	82.31 %
	Reduced Documentation	17.69 %
Loans with Prepayment Penalties		55.23 %

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Adjustable Rate Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
600 - 619	78	$10,909,276	9.20%	$139,863	101.02%
620 - 639	91	14,117,443	11.90	155,137	101.46
640 - 659	58	8,698,609	7.33	149,976	101.68
660 - 679	46	7,340,017	6.19	159,566	101.98
680 - 699	87	15,013,891	12.66	172,573	103.42
700 - 719	59	9,807,667	8.27	166,232	104.28
720 - 739	128	20,656,901	17.42	161,382	101.28
740 - 759	90	14,492,584	12.22	161,029	102.17
760 - 779	60	10,014,893	8.44	166,915	100.45
780 - 799	39	5,427,453	4.58	139,165	101.00
800 or greater	14	2,121,499	1.79	151,536	99.17
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**101.86%**

Debt-to-Income Ratios of the Adjustable Rate Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
10.01 - 15.00	2	$86,246	0.07%	$43,123	764	97.71%
15.01 - 20.00	10	999,041	0.84	99,904	739	99.84
20.01 - 25.00	28	3,507,506	2.96	125,268	739	100.67
25.01 - 30.00	82	12,233,635	10.32	149,191	715	101.35
30.01 - 35.00	158	24,381,055	20.56	154,310	704	101.70
35.01 - 40.00	369	62,155,791	52.41	168,444	708	102.20
40.01 - 45.00	101	15,236,960	12.85	150,861	637	101.56
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Adjustable Rate Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
1 - 100,000	136	$10,570,349	8.91%	$77,723	701	100.98%
100,001 - 200,000	446	64,385,857	54.29	144,363	695	101.77
200,001 - 300,000	141	34,082,106	28.74	241,717	706	102.20
300,001 - 400,000	23	7,650,747	6.45	332,641	703	102.82
400,001 - 500,000	3	1,392,665	1.17	464,222	729	100.00
500,001 - 600,000	1	518,508	0.44	518,508	733	100.00
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Net Mortgage Rates of the Adjustable Rate Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.000 - 5.499	30	$5,309,559	4.48%	$176,985	754	102.27%
5.500 - 5.999	154	26,719,959	22.53	173,506	735	102.75
6.000 - 6.499	151	23,976,564	20.22	158,785	726	102.38
6.500 - 6.999	177	27,906,565	23.53	157,664	708	100.78
7.000 - 7.499	139	20,836,285	17.57	149,901	646	101.58
7.500 - 7.999	71	10,197,297	8.60	143,624	634	101.77
8.000 - 8.499	26	3,428,793	2.89	131,877	625	101.55
8.500 - 8.999	2	225,209	0.19	112,605	617	100.00
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Adjustable Rate Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000 - 5.4999	2	$466,851	0.39%	$233,425	763	101.15%
5.5000 - 5.9999	57	9,990,242	8.42	175,267	744	102.86
6.0000 - 6.4999	164	28,558,157	24.08	174,135	733	102.74
6.5000 - 6.9999	183	28,838,827	24.32	157,589	723	101.79
7.0000 - 7.4999	143	21,888,784	18.46	153,068	690	100.47
7.5000 - 7.9999	137	20,199,744	17.03	147,443	638	101.88
8.0000 - 8.4999	43	5,915,508	4.99	137,570	633	101.52
8.5000 - 8.9999	21	2,742,120	2.31	130,577	625	101.54
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Original Loan-to-Value Ratios of the Adjustable Rate Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
90.01 - 95.00	65	$7,750,772	6.54%	$119,243	748
95.01 - 100.00	309	49,354,286	41.61	159,723	704
100.01 - 101.00	6	1,050,002	0.89	175,000	681
101.01 - 102.00	13	2,733,170	2.30	210,244	702
102.01 - 103.00	186	30,123,120	25.40	161,952	660
103.01 - 104.00	20	4,102,834	3.46	205,142	725
104.01 - 105.00	18	2,553,375	2.15	141,854	723
105.01 - 106.00	14	2,023,896	1.71	144,564	738
106.01 - 107.00	119	18,908,777	15.94	158,897	723
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Adjustable Rate Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Alabama	13	$1,472,876	1.24%	$113,298	689	102.60%
Alaska	1	227,428	0.19	227,428	752	95.00
Arizona	33	5,529,785	4.66	167,569	708	101.38
Arkansas	2	198,063	0.17	99,032	665	96.88
California	21	5,674,611	4.78	270,220	731	102.44
Colorado	20	3,887,520	3.28	194,376	697	102.20
Connecticut	4	716,280	0.60	179,070	731	100.11
Delaware	4	779,172	0.66	194,793	676	102.29
District of Columbia	1	249,547	0.21	249,547	773	100.00
Florida	79	13,058,551	11.01	165,298	701	102.20
Georgia	21	2,797,156	2.36	133,198	680	100.81
Idaho	6	758,992	0.64	126,499	672	102.98
Illinois	26	4,016,416	3.39	154,478	711	101.72
Indiana	30	3,404,257	2.87	113,475	675	101.17
Iowa	3	331,706	0.28	110,569	701	101.68
Kansas	8	1,012,642	0.85	126,580	679	101.45
Kentucky	12	1,724,991	1.45	143,749	681	102.82
Louisiana	18	2,443,826	2.06	135,768	690	101.80
Maine	1	158,265	0.13	158,265	654	100.00
Maryland	35	6,581,869	5.55	188,053	707	103.44
Massachusetts	5	1,101,567	0.93	220,313	732	99.96
Michigan	45	7,094,017	5.98	157,645	696	101.92
Minnesota	17	3,191,647	2.69	187,744	698	100.24
Mississippi	1	51,957	0.04	51,957	650	100.00
Missouri	33	4,362,422	3.68	132,195	684	102.65
Montana	2	250,665	0.21	125,333	772	103.65
Nebraska	12	1,975,074	1.67	164,590	698	103.99
Nevada	5	883,612	0.75	176,722	697	102.64
New Hampshire	2	328,446	0.28	164,223	635	100.00
New Jersey	15	2,889,644	2.44	192,643	716	100.52
New Mexico	3	374,752	0.32	124,917	659	103.00
New York	1	296,880	0.25	296,880	753	107.00
North Carolina	19	2,991,157	2.52	157,429	663	102.75
North Dakota	1	98,620	0.08	98,620	626	103.00
Ohio	25	2,975,899	2.51	119,036	695	101.71
Oklahoma	7	944,593	0.80	134,942	651	101.70
Oregon	8	1,468,997	1.24	183,625	727	100.67
Pennsylvania	34	5,003,925	4.22	147,174	713	102.04
Rhode Island	3	617,133	0.52	205,711	705	101.82
South Carolina	9	1,001,519	0.84	111,280	712	100.38
South Dakota	1	104,975	0.09	104,975	777	95.00
Tennessee	10	1,264,659	1.07	126,466	668	102.17

Geographic Distribution of Mortgaged Properties of the Adjustable Rate Mortgage Loans (Continued)

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Texas	38	$4,410,614	3.72%	$116,069	714	100.86%
Utah	31	4,798,867	4.05	154,802	693	100.82
Virginia	29	4,907,820	4.14	169,235	698	102.87
Washington	41	7,699,247	6.49	187,787	705	101.52
West Virginia	2	227,949	0.19	113,974	700	97.40
Wisconsin	10	1,737,970	1.47	173,797	709	101.21
Wyoming	3	521,650	0.44	173,883	669	103.09
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Mortgage Loan Purpose of the Adjustable Rate Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	163	$27,308,551	23.03%	$167,537	672	103.14%
Purchase	550	85,667,864	72.23	155,760	710	101.37
Rate/Term Refinance	37	5,623,817	4.74	151,995	684	103.12
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Type of the Adjustable Rate Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full Documentation	624	$97,619,005	82.31%	$156,441	690	102.35%
Reduced Documentation	126	20,981,228	17.69	166,518	747	99.58
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Occupancy Types of the Adjustable Rate Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Non-owner Occupied	56	$6,286,435	5.30%	$112,258	761	95.00%
Primary	668	108,024,831	91.08	161,714	695	102.23
Second/Vacation	26	4,288,966	3.62	164,960	734	102.71
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Mortgaged Property Types of the Adjustable Rate Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Condominium Low Rise (less than 5 stories)	77	$11,455,127	9.66%	$148,768	701	102.09%
Condominium Mid Rise (5 to 8 stories)	1	82,480	0.07	82,480	692	105.00
Planned Unit Developments (attached)	37	6,983,837	5.89	188,752	709	102.43
Planned Unit Developments (detached)	82	15,009,972	12.66	183,048	692	101.58
Single Family Detached	508	77,931,774	65.71	153,409	697	101.97
Townhouse	17	2,196,826	1.85	129,225	724	101.79
Two-Four Family Units	28	4,940,215	4.17	176,436	747	99.55
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Grades of the Adjustable Rate Mortgage Loans

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
A1	330	$52,582,330	44.34%	$159,340	751	101.24%
A2	133	22,555,396	19.02	169,589	698	103.94
A3	96	16,170,131	13.63	168,439	647	101.69
A4	191	27,292,376	23.01	142,892	634	101.44
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Prepayment Penalty Terms of the Adjustable Rate Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	334	$53,096,598	44.77%	$158,972	700	101.91%
12 Months	27	4,355,301	3.67	161,307	674	101.16
24 Months	199	32,201,337	27.15	161,816	705	101.90
36 Months	190	28,946,996	24.41	152,353	699	101.83
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Note Margins of the Adjustable Rate Mortgage Loans

Range of Note Margins (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.0000 - 2.4999	1	$229,200	0.19%	$229,200	635	98.00%
3.0000 - 3.4999	318	50,967,779	42.97	160,276	751	101.19
3.5000 - 3.9999	13	1,812,656	1.53	139,435	750	102.68
4.0000 - 4.4999	128	21,612,214	18.22	168,845	698	103.88
4.5000 - 4.9999	4	673,368	0.57	168,342	691	105.82
5.0000 - 5.4999	90	15,008,503	12.65	166,761	647	101.70
5.5000 - 5.9999	5	924,164	0.78	184,833	641	102.44
6.0000 - 6.4999	179	25,942,359	21.87	144,929	634	101.46
6.5000 - 6.9999	12	1,429,990	1.21	119,166	642	101.35
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Maximum Mortgage of the Adjustable Rate Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
10.0000 - 10.9999	1	$78,545	0.07%	$78,545	717	106.00%
11.0000 - 11.9999	59	10,457,092	8.82	177,239	745	102.79
12.0000 - 12.9999	345	57,122,431	48.16	165,572	728	102.25
13.0000 - 13.9999	280	42,151,913	35.54	150,543	665	101.15
14.0000 - 14.9999	65	8,790,250	7.41	135,235	631	101.55
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Minimum Mortgage of the Adjustable Rate Mortgage Loans

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
2.0000 - 2.9999	1	$229,200	0.19%	$229,200	635	98.00%
3.0000 - 3.9999	314	50,540,144	42.61	160,956	752	101.28
4.0000 - 4.9999	130	21,972,815	18.53	169,022	698	103.90
5.0000 - 5.9999	97	16,227,196	13.68	167,291	648	101.71
6.0000 - 6.9999	191	27,387,772	23.09	143,391	637	101.55
7.0000 - 7.9999	16	2,094,043	1.77	130,878	701	100.08
8.0000 - 8.9999	1	149,062	0.13	149,062	690	103.00
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**

Next Interest Rate Adjustment Dates of the Adjustable Rate Mortgage Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Adjustable Rate Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
November 2005	2	$354,055	0.30%	$177,027	656	99.61%
February 2006	1	132,623	0.11	132,623	708	103.00
July 2006	2	342,385	0.29	171,192	709	104.76
August 2006	1	127,943	0.11	127,943	609	103.00
September 2006	2	263,963	0.22	131,981	674	103.81
November 2006	6	985,120	0.83	164,187	701	99.39
December 2006	47	7,165,450	6.04	152,456	694	102.61
January 2007	79	13,234,901	11.16	167,530	696	102.25
February 2007	52	8,194,114	6.91	157,579	692	102.69
March 2007	13	2,130,876	1.80	163,914	683	104.40
April 2007	1	83,864	0.07	83,864	682	107.00
May 2007	2	235,672	0.20	117,836	668	100.00
June 2007	2	219,768	0.19	109,884	694	103.21
July 2007	1	111,629	0.09	111,629	741	100.00
September 2007	1	147,828	0.12	147,828	665	99.00
October 2007	3	333,257	0.28	111,086	618	100.50
November 2007	10	1,244,245	1.05	124,425	705	99.76
December 2007	29	4,321,426	3.64	149,015	724	100.80
January 2008	215	32,742,221	27.61	152,289	706	101.40
February 2008	180	30,814,768	25.98	171,193	707	101.83
March 2008	101	15,414,126	13.00	152,615	683	102.04
TOTAL:	**750**	**$118,600,233**	**100.00%**	**$158,134**	**700**	**101.86%**